Corus Entertainment Inc. - Third Quarter Report to Shareholders

HIGHLIGHTS

(Unaudited)	Three months ended		Nine months ended
(thousands of Canadian dollars except per	May 31,		May 31,
share data)	2004	2003	2004	2003
Revenues	163,864	155,296	503,845	468,780
Segment profit (loss)(1)
Radio	18,273	18,263	43,808	41,472
Television	30,060	27,205	96,343	84,142
Content	(89,264)	1,433	(83,829)	4,055
Corporate	(2,645)	(2,730)	(8,361)	(5,811)
Eliminations	(201)	15	(400)	(283)

	(43,777)	44,186	47,561	123,575

Net income (loss)	(51,160)	12,265	(37,155)	27,589
Earnings (loss) per share
Basic and diluted	$(1.20)	$0.29	$(0.87)	$0.65
Weighted average number of shares outstanding (in thousands)
Basic	42,739	42,641	42,713	42,641
Diluted	42,739	42,664	42,713	42,644

Significant Events in the Quarter

•	On March 29, 2004, Nelvana announced a co-production agreement with The Lord of the Rings Academy Award®-winning Weta Workshop for the comedy-adventure series, Jane and the Dragon.

•	On March 29, 2004, Nelvana announced the appointment of Martha Van Gelder as Senior VP, Sales and Distribution responsible for Asia and the USA. Ms. Van Gelder was formerly with Children’s Television Workshop.

•	On March 30, 2004, Corus and Astral Media Inc. announced their intention to exchange a number of radio assets in the province of Quebec, subject to regulatory approval. The transaction will bring Corus’ radio station total to 53, with presence in nine of Canada’s top 10 markets and 15 radio stations in the province of Quebec.

•	On April 22, 2004, Corus announced that its Board of Directors approved a semi-annual dividend for holders of its Class A and Class B shares of $0.02 and $0.025 respectively. The dividend was paid on June 30, 2004 to shareholders of record on June 15, 2004.

•	During the quarter, Nelvana made a number of announcements with respect to Miss Spider’s Sunny Patch Friends, its upcoming state-of-the-art 3D preschool series. Fisher-Price Inc. signed on as the international master toy licensee for a range of infant and pre-school products in North and South America. Kristin Davis will be the new voice of the series’ title character which makes its U.S. debut on Nick Jr. in the fall. The Company also signed a multi-tier agreement with TF1, France’s leading broadcaster for broadcast, home video and merchandising rights for the series in

[1] Segment profit (loss) (which corresponds to the line item “Operating income (loss) before the following” in the consolidated statements of income and retained earnings (deficit)) is calculated as revenues less operating, general and administrative expenses and is the measure used by management to evaluate the operating performance of its business segments. See also note 5 to the consolidated financial statements. Segment profit was previously referred to as EBITDA. EBITDA is a supplemental earnings measure that does not have any standardized meaning prescribed by Canadian generally accepted accounting principles.

Corus

France; and a co-production agreement was finalized with Glasgow-based Absolute Digital Pictures and London-based broadcaster Five.

•	In May 2004, Corus Television announced plans to launch a dedicated high definition television HDTV) movie channel within the next 12 months. Movie Central HD will complement the Company’s subscription-video-on-demand (SVOD) offering, Movie Central Express, launched earlier in the year.

•	On May 11, 2004, MOJO Radio in Toronto announced it had signed a 7-year deal as the exclusive radio broadcaster of Toronto Maple Leafs games.

•	On May 26, 2004, Spring BBM results were released for Canadian radio. The results reaffirmed Corus Radio’s position as the leading radio broadcaster in terms of audience share and tuning. Corus radio stations reach 7.9 million Canadians weekly, up from 7.8 million in the previous year and ahead of the nearest competitor by 1.6 million. Corus stations enjoy a 29.1% share of tuning compared to 23.1% for the closest competitor.

•	On May 27, 2004, Corus Television announced an alliance with Shanghai Distance Education Group (SDEG), one of the largest developers of educational programming and content in Asia, to develop and exchange programming. Corus will contribute 13 x 30-minutes episodes of Nelvana’s acclaimed animated production Jacob Two-Two to the “Toon Talk Project”, a new English as Second Language (ESL) program to be broadcast on Shanghai Educational TV and other TV stations in China reaching more than one-quarter of the Chinese population.

•	On May 31, 2004, Corus Television reported that its western-based pay TV service, Movie Central, reached a new record high subscriber rate with 702,000 subscribers.

Significant Events Subsequent to the Quarter

•	On June 9, 2004, Nelvana announced international (outside U.S.) licensing partners for The Fairly OddParents including Pan-European deals with THQ (interactive), Hasbro Europe, Basic Fun and Burger King. Ten additional licensees were also signed covering all categories of merchandise for various regions.

•	On July 15, 2004, the Canadian Radio Television and Telecommunications Commission (CRTC) issued a decision to deny the application for distribution of RAI International as a foreign service in Canada.

Management’s Discussion and Analysis

The following should be read in conjunction with Management’s Discussion and Analysis, Consolidated Financial Statements and the Notes thereto included in our August 31, 2003 Annual Report. All amounts are stated in Canadian dollars unless specified otherwise.

Overview of Consolidated Results

Corus delivered solid revenue growth in its third quarter ending May 31, 2004, led by a 13% increase in Television and a 1% increase in Radio.

The production and distribution business continues to be impacted by a challenging library market and foreign exchange, specifically a low U.S. dollar. As a result, the Company has lowered estimates of future revenues and, in accordance with the accounting rules under AICPA Statement of Position 00-2, “Accounting by Producers or Distributors of Films”, has recognized a non-cash, pre-tax write-down in film investments of $85.0 million during the three months and nine-months ended May 31, 2004. This write-down is recorded in operating, general and administrative expenses.

As a result of the write-down, the company’s stated target of consolidated segment profit growth in fiscal 2004 of 10%-12% will not be achieved. However, the Company is on track to achieve its fiscal 2004 cash target and segment profit growth targets for the Television and Radio divisions.

Corus

Third Quarter Results

Revenues

Revenues for the third quarter were $163.9 million, up 6% from $155.3 million last year. Television and Radio experienced increases of 13% and 1% respectively, while Content was down 3% from the prior year.

Operating, general and administrative expenses

Operating, general and administrative expenses for the third quarter were $207.6 million, up from $111.1 million in the prior year. The third quarter fiscal 2004 results include a write-down in film investments of $85.0 million. Market challenges and a lower U.S dollar resulted in revisions to projected future revenues during the quarter and, in accordance with the Company’s accounting policy, a write-down to fair value was recognized. Excluding the write-down, operating, general and administrative expenses were up 10% from the prior year. The increase is primarily due to increased selling costs associated with increased revenues and higher programming costs. Corporate overhead for the third quarter was $2.6 million down from $2.7 million in the prior year.

Depreciation

Depreciation expense for the third quarter was $6.2 million, an increase of $0.2 million from last year. The increase results from additions to capital assets.

Amortization

Amortization expense for the third quarter was $1.3 million, down from $2.4 million last year. The decrease is a result of deferred start-up and reformatting costs becoming fully amortized.

Interest on long-term debt

Interest expense for the third quarter was $13.1 million, down from $15.7 million last year primarily due to a lower average debt balance. The effective interest rate for the third quarter was 8.5%, unchanged from the prior year.

Other expense (income), net

Other expense (income), for the third quarter was an expense of $4.3 million, compared to income of $5.9 million in the prior year. The current year’s quarter includes net derivative transaction losses of $4.7 million, while the prior year’s quarter includes foreign exchange gains of $5.1 million.

Corus

Income taxes

The effective tax rate for the third quarter was 27%, compared to the statutory rate of 36.3% as a portion of the tax benefit associated with the film asset write-down was recognized at the substantially lower tax rates of its foreign subsidiary.

Net income (loss)

Net loss for the third quarter was $51.2 million, down from income of $12.3 million last year. Loss per share for the third quarter was $1.20 basic and diluted, compared with earnings per share of $0.29 basic and diluted last year. The impact of the write-down in film investments in the quarter was $1.41 per share.

Adjusted net income and adjusted basic earnings per share(2) for the quarter, which excludes various items not indicative of the Company’s core operating results, were $9.1 million and $0.21 compared to $15.2 million and $0.36 last year. See Appendix A for a reconciliation of adjusted net income and adjusted basic earnings per share.

Year to Date Results

Revenues

Revenues for the nine-month period were $503.8 million, up 7% from $468.8 million last year. Television and Content experienced increases of 10% and 18% respectively, while Radio was up 1% compared to the prior year.

Operating, general and administrative expenses

Operating, general and administrative expenses for the nine-month period were $456.3 million, up from $345.2 million in the prior year. The fiscal 2004 results to date include a write-down in film investments of $85.0 million. Excluding the write-down, operating, general and administrative expenses were up 8% from the prior year. The increase is primarily due to increased selling costs associated with increased revenues and higher programming costs. Corporate overhead increased by $2.6 million, primarily due to accruals for performance share units and stock option expense.

Depreciation

Depreciation expense for the nine-month period was $19.3 million, compared to $18.1 million in the same period last year. The increase results from additional depreciation taken in the period on facilities made redundant by the consolidation of certain Radio operations across Canada.

[2] Adjusted net income and adjusted basic earnings per share are non-GAAP financial measures not recognized under Canadian or United States GAAP. These non-GAAP financial measures are provided to assist investors in comparing results between periods and the Company’s prospects for the future as it excludes items not indicative of the Company’s core operating results and ongoing operations. A reconciliation of net income and basic earnings per share with adjusted net income and adjusted basic earnings per share is provided in Appendix A. Adjusted net income and adjusted basic earnings per share should not be considered in isolation or as substitutes for net income and basic earnings per share as a measure of a company’s profitability.

Corus

Amortization

Amortization expense for the nine-month period was $5.9 million, down from $7.7 million last year. The decrease was due to a reduced cost base as deferred pre-operating costs and radio reformatting costs became fully amortized.

Interest on long-term debt

Interest expense for the nine-month period was $41.7 million, down from $46.8 million last year primarily due to a lower average debt balance. The effective interest rate for the nine-month period was 8.6% compared to 8.7% in the prior year.

Loss on sale of investments

The loss on sale of investments of $1.0 million in the nine-month period of fiscal 2003 related to the disposition of various non-core assets.

Other expense (income), net

Other expense (income) for the nine-month period was income of $1.7 million, compared to income of $10.9 million in the prior year. The current year’s period includes net derivative transaction losses of $1.4 million, while the prior year’s period includes foreign exchange gains of $9.0 million.

Restructuring charges

The restructuring charges of $5.0 million in the nine months of fiscal 2003 represented primarily workforce reductions in the Content division, reflective of the reduced level of production slated for fiscal 2003 and beyond.

Income taxes

Income tax expense was $17.2 million for the nine-month period on a loss before income taxes of $17.6 million. The first quarter was impacted by the Ontario government’s decision to cancel previously announced reductions to future tax rates and to increase current tax rates. The change in Ontario rates caused an increase in the Company’s non-cash income tax expense and net future tax liability position of $17.8 million. The third quarter was impacted by the tax benefit recognized on the write-down of film investments. The effective tax rate for the nine-month period excluding the impact of the Ontario tax rate change and the film investment write-down was 35.8%, in line with the statutory rate of 36.3%.

Net income (loss)

Net loss for the nine-month period was $37.2 million, down from income of $27.6 million last year. Loss per share for the nine-month period was $0.87 basic and diluted, compared with earnings of $0.65 basic and diluted last year. The impact of the write-down in film investments and of the Ontario tax rate change were $1.41 per share and $0.42 per share respectively.

Adjusted net income and adjusted basic earnings per share for the nine-month period were $41.0 million and $0.96 compared to $34.6 million and $0.81 last year. See Appendix A for a reconciliation of adjusted net income and adjusted basic earnings per share.

Corus

Radio

The Radio division comprises 50 radio stations situated primarily in eight of the ten largest Canadian markets by population and in the densely populated area of southern Ontario. Corus is Canada’s leading radio operator in terms of revenues and audience reach.

Financial Highlights

	Three months ended		Nine months ended
(Unaudited)	May 31,		May 31,
(thousands of Canadian dollars)	2004	2003	2004	2003
Revenues	60,975	60,145	169,552	168,352
Segment profit	18,273	18,263	43,808	41,472
Segment profit margin (1)	30%	30%	26%	25%

(1) Segment profit margin means segment profit as a percentage of revenues.

Revenues for the third quarter were $61.0 million, up 1% from the corresponding period last year. The Ontario and Quebec regions delivered strong performances while the competitive environment continues to challenge the western region. For the nine-month period, revenues of $170.0 million were up 1% from the prior year.

Operating, general and administrative expenses for the third quarter were $42.7 million, up 2% from the corresponding period last year primarily due to increased selling costs associated with increased revenues, in the Ontario and Quebec regions. For the nine-month period, expenses of $125.7 million were 1% lower than the prior year primarily as a result of one-time copyright tariff fees of approximately $2.0 million paid in fiscal 2003 offset by higher selling costs in fiscal 2004.

Segment profit for the third quarter was $18.3 million, essentially unchanged from the corresponding period last year. For the nine-month period, segment profit of $43.8 million was 6% higher than the prior year. Segment profit margin was unchanged in the quarter at 30%, and for the nine-month period improved to 26% from 25% last year.

Corus

Television

The Television division is composed of the following: specialty television networks YTV, Treehouse TV, W Network, Corus’ 80% interest in CMT (Country Music Television), 50.5% interest in Telelatino, 50% interest in Locomotion, and 40% interest in Teletoon; Corus’ premium television services Movie Central and Encore; interests in three digital television channels, Scream, Discovery Kids and The Documentary Channel; Digital ADventure, a cable advertising service; three local television stations; and Max Trax, a residential digital audio service.

Financial Highlights

	Three months ended		Nine months ended
(Unaudited)	May 31,		May 31,
(thousands of Canadian dollars)	2004	2003	2004	2003
Revenues	84,718	75,034	254,092	231,702
Segment profit	30,060	27,205	96,343	84,142
Segment profit margin(1)	35%	36%	38%	36%

(1) Segment profit margin means segment profit as a percentage of revenues.

Revenues for the third quarter were $84.7 million, up 13% over the corresponding period last year. Continued growth in advertising revenue was achieved, up 22% for the quarter. Strong subscriber revenue growth of 4% over the prior year was also experienced, with Movie Central, Corus’ western-based pay television service, finishing the third quarter with 702,000 subscribers, up 6% from August 31, 2003. For the nine-month period, revenues of $254.1 million represented an 10% increase over the prior year. Advertising and subscriber revenues increased in the nine-month period by 16% and 4% respectively.

Operating, general and administrative expenses were $54.7 million for the quarter, up 14% from the prior year, and $157.7 million for the nine-month period, up 7% from the prior year. Amortization program and film rights and selling costs have increased in proportion to increases in revenues, while savings have been realized in general and administrative expenses.

Segment profit for the third quarter was $30.1 million, up 10% from the prior year. Segment profit margin for the quarter was 35%, down from 36% last year. For the nine-month period, segment profit of $96.3 million represented a 15% increase over the same period last year. Segment profit margin was 38%, up from 36% last year.

Corus

Content

The Content division consists of the production and distribution of television programs, merchandise licensing and publishing.

Financial Highlights

	Three months ended		Nine months ended
(Unaudited)	May 31,		May 31,
(thousands of Canadian dollars)	2004	2003	2004	2003
Revenues
- production and distribution	11,988	9,526	41,173	44,217
- branded consumer products	7,903	11,069	43,727	27,989

	19,891	20,595	84,900	72,206
Segment profit (loss)
- production and distribution	(89,524)	(563)	(92,535)	(1,403)
- branded consumer products	260	1,996	8,706	5,458

	(89,264)	1,443	(83,829)	4,055
Segment profit margin (1)
- production and distribution	—	—	—	—
- branded consumer products	3%	18%	20%	20%

	—	7%	—	6%

(1) Segment profit margin means segment profit as a percentage of revenues.

Revenues for the third quarter were $19.9 million, a decrease of 3% from the prior year. For the nine-month period, revenues of $84.9 million represented an 18% increase over the same period last year.

Production and distribution revenues for the third quarter were $12.0 million, up 26% from the prior year. For the third quarter, 40 episodes were delivered compared to 20 in the same period last year. For the nine-month period, production and distribution revenue of $41.2 million represented a 7% decrease from the prior year. This decrease resulted from a reduced production slate, as 88 episodes and one direct-to-video feature were delivered in the nine-month period, compared to 109 episodes and two direct-to-video features in the prior year. This decrease was offset by an increase in library revenues, including home video sales.

The branded consumer products business delivered revenues for the third quarter of $7.9 million, down 29% from the prior year due to the cyclical nature of the merchandising business. For the nine-month period, branded consumer products revenue was $43.7 million, up 56% from the prior year. This growth was due to the continued success of the Beyblade merchandising property.

Operating, general and administrative expenses for the third quarter were $109.2 million, up from $19.2 million in the prior year. For the nine-month period, operating, general and administrative expenses were $168.7 million up from $68.2 million in the prior year. The production and distribution business continues to be impacted by a challenging library market and foreign exchange, specifically a lower U.S. dollar, which has caused the Company to lower estimates of future revenues and resulted in a higher film amortization rate and a write-down of the film investments of $85.0 million.

Segment profit (loss) for the third quarter was a loss of $89.3 million, compared to profit of $1.4 million last year. Segment profit margin for the quarter was negative, compared to 7% in the prior year. Segment profit (loss) for the nine-month period was a loss of $83.8 million, down from a profit of $4.1 million last year.

Corus

Financial Position

Total assets at May 31, 2004 were $1.89 billion compared to $1.94 billion at August 31, 2003. The following discussion describes the significant changes in the balance sheet since August 31, 2003.

Current assets increased by $38.6 million. Cash and cash equivalents and future tax asset increased by $36.1 million and $7.2 million respectively. Accounts receivable decreased by $7.8 million. The increase in future tax asset reflects a net increase in loss carry-forwards resulting from a tax loss utilization plan implemented in the first quarter fiscal 2004. The reduction in accounts receivable is primarily due to timing, and improved cash collections.

Non-current assets decreased by $87.9 million. Tax credits receivable decreased by $9.3 million primarily due to tax credits collected during the period. Capital assets decreased by $7.3 million as capital expenditures of $12.0 million were offset by depreciation of $19.3 million. Program and film rights (current and non-current) increased by $7.8 million, as accruals for acquired rights of $88.7 million were offset by amortization of $81.1 million. Film investments decreased by $71.2 million, as net film spending of $44.0 million was exceeded by amortization of $124.5 million for the period. Included in film amortization is a fair value impairment write-down of approximately $85.0 million. Deferred charges decreased by $5.9 million due to amortization.

Current liabilities decreased by $8.9 million. Accounts payable and accrued liabilities decreased by $6.5 million as a result of the payment of interest on long term debt, and lower trade accounts payable, primarily due to timing. Income taxes payable decreased by $2.5 million, as income taxes paid exceeded the current provision.

Non-current liabilities decreased by $5.0 million. Long-term debt decreased by $11.7 million, resulting from a repayment of $2.6 million on the revolving long-term operating facility and $9.1 million in foreign exchange translation adjustments. Deferred credits increased by $1.8 million, as payments of $7.5 million for public benefits related to acquisitions were offset by $8.4 million in deferred foreign exchange gains for the period. Net future tax liability (including current asset) decreased by $5.6 million due primarily to the cancellation of previously scheduled reductions to Ontario tax rates, offset by the tax recovery recognized of the write-down of film investments.

Share capital increased by $2.4 million due primarily to the exercise of employee stock options. Contributed surplus increased by $1.0 million as a result of expensing stock-based compensation for the period. Cumulative translation adjustment increased by $0.6 million due to the effect of exchange rate fluctuation on the translation of the net assets of self-sustaining foreign operations.

Liquidity and Capital Resources

Cash flows

Overall, the Company’s cash and cash equivalents position decreased by $1.8 million in the third quarter, and increased by $36.1 million in the nine-month period ended May 31, 2004.

Cash provided by operating activities for the third quarter was $8.1 million, compared to $13.8 million last year. For the nine-month period, cash provided by operating activities was $60.1 million, compared to a use of cash in the prior year of $4.8 million. This improvement was the result of an increase in cash flow derived from operations and reduced expenditures related to film investments.

Corus

Cash used in investing activities was $9.2 million for the third quarter compared to $7.8 million last year. For the nine-month period, cash used in investing activities was $21.6 million, compared to $25.8 million in the prior year. The decrease in cash used reflects a reduction in cash required for investments, as well as decreased payments for public benefits associated with acquisitions.

Cash used by financing activities in the third quarter was $0.7 million compared to a source of $0.6 million last year. For the nine-month period, cash used in financing activities was $2.5 million, compared to source of cash of $26.7 million in the prior year. This change reflects repayments of long-term debt as a result of strong cash flow from operations.

Net Debt

At May 31, 2004, net debt (long-term debt net of cash and cash equivalents) was $466.7 million, down from $514.6 million at August 31, 2003. Adjusting for the foreign currency hedge on the senior subordinated notes, net debt at May 31, 2004 was $559.5 million, down from $599.0 million at August 31, 2003.

Impact of New Accounting Pronouncements Adopted in 2004

Hedging Relationships

In December 2001, the CICA issued Accounting Guideline-13, Hedging Relationships (“AcG 13”). AcG 13 establishes new criteria for hedge accounting and will apply to all hedging relationships in effect for the Company’s fiscal year commencing on September 1, 2003 under Canadian GAAP. To qualify for hedge accounting, consistent with U.S. GAAP, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedge. In June 2002, the Emerging Issues Committee issued EIC-128, Accounting for trading, speculative or non-hedging derivative financial instruments, which establishes that a derivative financial instrument that does not qualify for hedge accounting under AcG-13 should be recognized on the balance sheet at fair value, with changes to fair value recognized in net income. The Company has applied the recommendations to its hedging relationships, and those that qualify continue to be accounted for using hedge accounting. The adoption of these recommendations did not have a material impact on the Company’s consolidated financial statements.

Stock-based Compensation and Other Stock-based Payments

In October 2003, the CICA issued amended Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, which requires that equity instruments awarded to employees be measured and expensed, thus eliminating the existing provisions which permit a company to only disclose the fair value. Fair value of the equity instruments would be used to measure compensation expense. As well, the transitional provisions that apply when a company adopts the fair value method have been modified to harmonize with U.S. standards, whereby alternative methods of transition to the fair value method are now permitted. The transitional provisions include both retroactive and prospective alternatives. However, the prospective method is only available to enterprises that elect to apply the fair-value based method of accounting for fiscal years beginning before January 1, 2004. The Company has elected to adopt the prospective approach for its fiscal year commencing September 1, 2003, and as a result has recorded the $1.0 million in compensation costs associated with stock options awarded to employees after August 31, 2003 in its operating, general and administrative expenses for the nine-month period ending May 31, 2004.

Corus

Impairment of Long-lived Assets

In April 2003, the CICA issued Handbook Section 3063, Impairment of Long-lived Assets, thereby replacing the write-down provisions of Section 3061, Property, Plant and Equipment. This new Section established standards for the recognition, measurement and disclosure of the impairment of long-lived assets by profit-oriented enterprises and harmonizes Canadian requirements with the U.S impairment provisions of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Under the new Section, an impairment loss is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value. This represents a significant change to Canadian GAAP, which previously measured the amount of the impairment as the difference between the long-lived asset’s carrying value and its net recoverable amount (i.e. undiscounted cash flows plus residual value). The Company has adopted the new Section effective September 1, 2003 and the application did not have a material impact on the Company’s consolidated financial statements.

Risks and Uncertainties

There have been no material changes in any risks or uncertainties facing the Company since the year ended August 31, 2003.

Forward-Looking Statements

This Report to Shareholders contains forward-looking statements. The results or events predicted in these statements may differ materially from actual results or events. These forward-looking statements can generally be identified by the use of statements that include phrases such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “will” or similar words or phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements are based on our current expectations and our projections about future events. However, whether actual results and developments will conform with our expectations and projections is subject to a number of risks and uncertainties, including, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities (or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations, policies and copyright tariffs or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; and changes in accounting standards. These are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown and unpredictable factors could also harm our results. Consequently, there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

On behalf of the Board,

John M. Cassaday	Heather A. Shaw
President and Chief Executive Officer	Executive Chair
July 22, 2004

Corus

CORUS ENTERTAINMENT INC.
APPENDIX A
ADJUSTED NET INCOME AND ADJUSTED BASIC EARNINGS PER SHARE(3)
(unaudited)

Net income for the three and nine months ended May 31, 2004 and 2003 reflect a number of items not indicative of the Company’s core operating results and ongoing operations which affect the comparability of the historical and current financial performance and the Company’s prospects for the future.

These items include:

•	Change in Ontario tax rates in fiscal 2004

•	Write-down of investment in film in fiscal 2004

•	Losses on sale of investments in fiscal 2003

•	Restructuring charges in fiscal 2003

•	Asset write-downs in fiscal 2003

Comparable results, adjusted to exclude the above items are as follows:

	Three months ended		Nine months ended
	May 31	May 31	May 31	May 31
(thousands of Canadian dollars)	2004	2003	2004	2003
Net income (loss), as reported	(51,160)	12,265	(37,155)	27,589
Change in Ontario tax rates	—	—	17,800	—
Write-down of investment in film, after-tax	60,308	—	60,308	—
Loss on sale of investments, after-tax	—	877	—	1,536
Restructuring charge, after-tax	—	—	—	3,480
Asset write-downs, after-tax	—	2,030	—	2,030

Adjusted net income	9,148	15,172	40,953	34,635

	Three months ended		Nine months ended
	May 31	May 31	May 31	May 31
(dollars per share)	2004	2003	2004	2003
Basic earnings (loss) per share, as reported	(1.20)	0.29	(0.87)	0.65
Change in Ontario tax rates	—	—	0.42	—
Write-down of investment in film, after-tax	1.41	—	1.41	—
Loss on sale of investments, after-tax	—	0.02	—	0.03
Restructuring charge, after-tax	—	—	—	0.08
Asset write-downs, after-tax	—	0.05	—	0.05

Adjusted basic earnings per share	0.21	0.36	0.96	0.81

[3] Adjusted net income and adjusted basic earnings per share are non-GAAP financial measures not recognized under Canadian or United States GAAP. These non-GAAP financial measures are provided to assist investors in comparing results between periods and the Company’s prospects for the future as it excludes items not indicative of the Company’s core operating results and ongoing operations. A reconciliation of net income and basic earnings per share with adjusted net income and adjusted basic earnings per share is provided in Appendix A. Adjusted net income and adjusted basic earnings per share should not be considered in isolation or as substitutes for net income and basic earnings per share as a measure of a company’s profitability.

Corus

CORUS ENTERTAINMENT INC.
CONSOLIDATED BALANCE SHEETS

(unaudited)	As at May 31,	As at August 31,
(thousands of Canadian dollars)	2004	2003
ASSETS
Current
Cash and cash equivalents	79,978	43,874
Accounts receivable	150,923	158,689
Prepaid expenses and other assets	10,636	11,385
Program and film rights	76,833	73,107
Future tax asset	17,470	10,230

Total current assets	335,840	297,285

Tax credits receivable	17,828	27,109
Investments and other assets	40,601	38,786
Capital assets	82,049	89,378
Program and film rights	32,435	28,365
Film investments [note 10]	63,348	134,564
Deferred charges	20,650	26,581
Broadcast licenses	509,040	509,040
Goodwill	789,518	789,518

	1,891,309	1,940,626

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	167,285	173,749
Income taxes payable	13,728	16,182

Total current liabilities	181,013	189,931

Long-term debt [note 2]	546,723	558,437
Deferred credits [note 3]	130,589	128,802
Future tax liability	167,232	165,556
Other long-term liabilities	8,339	7,048
Minority interest	8,141	6,175

Total liabilities	1,042,037	1,055,949

SHAREHOLDERS’ EQUITY
Share capital [note 4]	884,053	881,631
Contributed surplus	977	—
Retained earnings (deficit)	(30,080)	8,135
Cumulative translation adjustment [note 9]	(5,678)	(5,089)

Total shareholders’ equity	849,272	884,677

	1,891,309	1,940,626

See accompanying notes

Corus

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND RETAINED EARNINGS (DEFICIT)

(unaudited)	Three months ended		Nine months ended
(thousands of Canadian dollars	May 31,		May 31,
except per share amounts)	2004	2003	2004	2003
Revenues	163,864	155,296	503,845	468,780
Operating, general and administrative expenses [note 9 & 10]	207,641	111,110	456,284	345,205

Operating income (loss) before the following	(43,777)	44,186	47,561	123,575
Depreciation	6,173	5,991	19,285	18,050
Amortization	1,344	2,381	5,931	7,731
Interest on long-term debt	13,086	15,711	41,683	46,832
Loss on sale of investments	—	—	—	994
Other expense (income), net [note 9]	4,316	(5,867)	(1,748)	(10,927)
Restructuring charges [note 6]	—	—	—	5,025
Asset write-downs	—	2,368	—	2,368

Income (loss) before income taxes	(68,696)	23,602	(17,590)	53,502
Income tax expense (recovery)	(18,518)	10,688	17,243	24,188

Income (loss) before minority interest	(50,178)	12,914	(34,833)	29,314
Minority interest	(982)	(649)	(2,322)	(1,725)

Net income (loss) for the period	(51,160)	12,265	(37,155)	27,589
Retained earnings (deficit), beginning of period	21,080	(16,562)	8,135	(31,886)
Dividends paid	—	—	(1,060)	—

Retained earnings (deficit), end of period	(30,080)	(4,297)	(30,080)	(4,297)

Earnings (loss) per share
Basic and diluted	$(1.20)	$0.29	$(0.87)	$0.65

Weighted average number of shares outstanding [in thousands] [note 7]
Basic	42,739	42,641	42,713	42,641
Diluted	42,739	42,664	42,713	42,644

See accompanying notes

Corus

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Nine months ended
(unaudited)	May 31,		May 31,
(thousands of Canadian dollars)	2004	2003	2004	2003
OPERATING ACTIVITIES [note 8]
Net income (loss) for the period	(51,160)	12,265	(37,155)	27,589
Add (deduct) non-cash items:
Depreciation	6,173	5,991	19,285	18,050
Amortization of program and film rights	29,006	22,853	81,077	65,734
Amortization and write down of film investments	96,567	8,180	124,471	36,088
Other amortization	1,344	2,381	5,931	7,731
Future income taxes	(22,477)	9,212	(5,060)	(753)
Loss on sale of investments	—	—	—	994
Asset write-downs	—	2,368	—	2,368
Minority interest	982	649	2,322	1,725
Foreign exchange loss (gain)	720	(4,355)	(714)	(7,408)
Other	822	(17)	3,135	(47)

Cash flow derived from operations	61,977	59,527	193,292	152,071
Net change in non-cash working capital balances related to operations	(13,684)	6,316	(16,740)	(10,142)
Payment of program and film rights	(27,414)	(21,813)	(77,550)	(72,542)
Net additions to film investments	(17,666)	(30,135)	(43,996)	(74,108)
Other	4,857	(60)	5,123	(119)

Cash provided by (used in) operating activities	8,070	13,835	60,129	(4,840)

INVESTING ACTIVITIES
Additions to capital assets	(4,422)	(3,944)	(11,956)	(11,040)
Net proceeds from business divestitures	20	59	136	2,047
Increase in investments	(2,319)	(940)	(2,259)	(7,792)
Additions to deferred charges	—	(14)	—	(66)
Decrease in public benefits associated with acquisitions	(2,459)	(2,968)	(7,473)	(9,755)
Other	—	4	—	823

Cash used in investing activities	(9,180)	(7,803)	(21,552)	(25,783)

FINANCING ACTIVITIES
Increase (decrease) in bank loans	—	882	(2,637)	29,235
Decrease in other long-term liabilities	(226)	(268)	(677)	(2,746)
Issuance of shares under stock option plan	23	—	2,212	—
Dividends paid	—	—	(1,060)	—
Dividends paid to minority interest	(521)	—	(521)	—
Other	—	—	210	216

Cash provided by (used in) financing activities	(724)	614	(2,473)	26,705

Net increase (decrease) in cash and cash equivalents during period	(1,834)	6,646	36,104	(3,918)
Cash and cash equivalents, beginning of period	81,812	16,080	43,874	26,644

Cash and cash equivalents, end of period	79,978	22,726	79,978	22,726

See accompanying notes

Corus

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2004
(thousands of Canadian dollars except per share amounts)

1.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of Corus Entertainment Inc. and its subsidiaries [“Corus” or the “Company"]. The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year and are not fully inclusive of all matters normally disclosed in the Company’s annual audited financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2003.

These interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as follows:

Hedging relationships

Effective September 1, 2003, the Company has adopted the new accounting guideline that establishes the criteria for identification, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. At the same time, the Company adopted the emerging issues abstract on accounting for trading, speculative or non-hedging derivative financial instruments, which establishes that a derivative financial instrument that does not qualify for hedge accounting under the accounting guideline should be recognized on the balance sheet at fair value, with changes in fair value recognized in net income. The Company has applied the recommendations to its hedging relationships, and those that qualify continue to be accounted for using hedge accounting. The adoption of these recommendations did not have a material impact on the Company’s consolidated financial statements.

Stock-based compensation and other stock-based payments

Effective September 1, 2003, the Company prospectively adopted the amended Canadian standard for stock-based compensation and other stock-based payments which now requires that all stock-based compensation awards be accounted for at fair value. For the purpose of measuring and expensing compensation cost, the fair value of the options is amortized to income over the option’s vesting period on a straight-line basis. The adoption of this standard resulted in additional compensation expense of $1.0 million in the nine-month period ending May 31, 2004, with an equivalent adjustment to contributed surplus.

Impairments of long-lived assets

Effective September 1, 2003, the Company has adopted the new accounting standard which modifies existing guidelines on long-lived assets impairment measurements and establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

Corus

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2004
(thousands of Canadian dollars except per share amounts)

2.	LONG TERM DEBT

	As at May 31,	As at August 31,
	2004	2003
Bank loans	35,448	38,800
Senior subordinated notes	511,275	519,637

	546,723	558,437

3.	DEFFERED CREDITS

	As at May 31,	As at August 31,
	2004	2003
Public benefits associated with acquisitions	35,086	42,558
Foreign exchange gains on translating long-term debt	92,725	84,362
Unearned revenue	2,121	1,106
Other	657	776

	130,589	128,802

4.	SHARE CAPITAL

Authorized

The Company is authorized to issue, upon approval of a majority of the existing Class A shareholders, an unlimited number of Class A participating shares (“Class A Voting Shares”), Class B non-voting participating shares (“Class B Non-Voting Shares”), Class A Preferred Shares, and Class 1 and Class 2 preferred shares.

Issued and Outstanding

The changes in the Class A Voting and Class B Non-Voting Shares since August 31, 2003 are summarized as follows:

	Class A		Class B
	Voting Shares		Non-Voting Shares		Total
	#	$	#	$	$
Balance, August, 2003	1,726,712	26,743	40,914,588	854,888	881,631
Conversion of Class A Voting to Class B Non-Voting Shares	(1,533)	(24)	1,533	24	—
Issuance of shares under Stock Option Plan	—	—	97,728	2,212	2,212
Repayment of executive stock purchase loans	—	—	—	210	210

Balance, May 31, 2004	1,725,179	26,719	41,013,849	857,334	884,053

There were no significant changes to the outstanding share capital subsequent to quarter end.

Corus

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2004
(thousands of Canadian dollars except per share amounts)

Stock Option Plan

Under the Company’s Stock Option Plan, the Company may grant options to purchase Class B Non-Voting Shares to eligible officers, directors, and employees of or consultants to the Company. The maximum number of shares that can be reserved for issuance under the plan is 4,084,642. All options granted are for terms not to exceed ten years from the grant date. The exercise price of each option equals the market price of the Company’s stock on the date of the grant. Options vest 25% on each of the first, second, third and fourth anniversary dates of the date of grant.

As at May 31, 2004, the Company has outstanding stock options for 3,312,447 Class B Non-Voting Shares, of which 1,738,027 are exercisable.

During the first three quarters of fiscal 2004, the Company granted 537,700 stock options with a weighted average exercise price of $24.02 per share, and an estimated life of seven and a half years. The weighted average fair value of the stock options granted in the first three quarters of fiscal 2004 was $9.73 per option.

For options granted to employees up to August 31, 2003, had compensation cost for the Company’s Stock Option Plan been determined based on the fair value based method of accounting for stock-based compensation, the Company’s net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	Three months ended May 31,		Nine months ended May 31,
	2004	2003	2004	2003
Net Income	(51,160)	12,265	(37,155)	27,589
Pro forma net income	(51,598)	11,559	(38,840)	22,846
Pro forma basic and diluted earnings per share	$(1.21)	$0.27	$(0.91)	$0.54

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Nine months ended May 31,
	2004	2003
Expected life	2.5 to 7.5 years	Five years
Risk-free interest rates	3.7% to 5.0%	4.9% to 5.0%
Dividend yield	0.19%	0%
Volatility	39.3% to 42.1%	39.3% to 41.1%

For the purposes of pro forma disclosure, the estimated fair value of the options is amortized to income over the option’s vesting period on a straight-line basis.

Corus

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2004
(thousands of Canadian dollars except per share amounts)

5.	BUSINESS SEGMENT INFORMATION

The Company’s business activities are conducted through three reportable operating segments:

Radio

The Radio segment is comprised of 50 radio stations, situated primarily in high growth urban centres in Canada. Revenues are derived from advertising aired over these stations.

Television

The Television segment includes interests in several specialty television networks, pay television, several conventional television stations, digital audio services and cable advertising services. Revenues are generated from subscriber fees and advertising.

Content

The Content segment includes the production and distribution of film and television programs and the branded consumer products business [formerly merchandise licensing and publishing businesses] of Nelvana Limited which was acquired in fiscal 2001. Revenues are generated from licensing of proprietary films and television programs, merchandise licensing and publishing.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Management evaluates the business segments’ performance based on revenues less operating, general and administrative expenses.

(a)	Revenues and segment profit (loss)

	Three months ended		Nine months ended
	May 31,		May 31,
	2004	2003	2004	2003
Revenues
Radio	60,975	60,145	169,552	168,352
Television	84,718	75,034	254,092	231,702
Content – production and distribution	11,988	9,526	41,173	44,217
– branded consumer products	7,903	11,069	43,727	27,989
Eliminations	(1,720)	(478)	(4,699)	(3,480)

	163,864	155,296	503,845	468,780

Segment Profit (Loss)
Radio	18,273	18,263	43,808	41,472
Television	30,060	27,205	96,343	84,142
Content – production and distribution	(89,524)	(563)	(92,535)	(1,403)
– branded consumer products	260	1,996	8,706	5,458
Corporate	(2,645)	(2,730)	(8,361)	(5,811)
Eliminations	(201)	15	(400)	(283)

	(43,777)	44,186	47,561	123,575

Corus

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2004
(thousands of Canadian dollars except per share amounts)

(b)	Segment assets

	As at May 31,	As at August 31,
(thousands of Canadian dollars)	2004	2003
Segment assets
Radio	327,307	331,143
Television	531,049	528,049
Content – production and distribution	136,937	223,969
– branded consumer products	10,668	10,106
Corporate	886,392	848,506
Eliminations	(1,044)	(1,147)

	1,891,309	1,940,626

6.	RESTRUCTURING CHARGES

Changes in the restructuring accrual are summarized as follows:

	Balance at	Paid during	Balance at
	August 31, 2003	the period	May 31, 2004
Workforce reduction and other	1,514	1,064	450
Contract settlement and lease costs	2,054	2,054	—

	3,568	3,118	450

7.	EARNINGS (LOSS) PER SHARE

The following is a reconciliation of the numerator and denominators used for the computation of the basic and diluted earnings per share amounts.

	Three months ended		Nine months ended
	May 31,		May 31,
	2004	2003	2004	2003
Net income (loss) for the period [numerator]	(51,160)	12,265	(37,155)	27,589

Weighted average number of shares outstanding [denominator]
Weighted average number of shares outstanding – basic	42,739	42,641	42,713	42,641
Effect of dilutive securities	—	23	—	3

Weighted average number of shares outstanding – diluted	42,739	42,664	42,713	42,644

Corus

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2004
(thousands of Canadian dollars except per share amounts)

8.	CONSOLIDATED STATEMENT OF CASH FLOWS

Interest paid, interest received and income taxes paid and classified as operating activities are as follows:

	Three months ended		Nine months ended
	May 31,		May 31,
	2004	2003	2004	2003
Interest paid	24,233	29,945	55,891	60,302
Interest received	535	393	1,430	1,022
Income taxes paid	1,928	369	25,027	16,775

9.	FOREIGN EXCHANGE GAINS AND LOSSES

The Company has reflected certain gains and losses in its consolidated statements of income and retained earnings (deficit) as a result of exposure to foreign currency exchange rate fluctuations. A portion of these gains and losses relate to operating activities while others are of a financing nature. Foreign exchange gains and losses are reflected in the consolidated financial statements as follows:

	Three months ended		Nine months ended
	May 31,		May 31,
	2004	2003	2004	2003
Operating, general and administrative expenses	578	(98)	(607)	(556)
Other expense (income), net	742	(5,097)	(833)	(9,057)

Total foreign exchange loss (gain)	1,320	(5,195)	(1,440)	(9,613)

An analysis of the cumulative translation adjustment shown separately in shareholders’ equity at May 31, 2004 is as follows:

Balance, August 31, 2003	(5,089)
Effect of exchange rate fluctuation on translation of net assets of self-sustaining foreign operations	(589)

Balance, May 31, 2004	(5,678)

10.	FILM INVESTMENTS

	As at May 31,	As at August 31,
	2004	2003
Projects in development and in process	16,999	19,494
Completed projects and distribution rights	32,779	105,464
Investments in third party film projects	13,570	9,606

	63,348	134,564

The Company accounts for its production and distribution of films in accordance with AICPA Statement of Position 00-2, “Accounting By Producers and Distributors of Film” (“SOP 00-2”). SOP 00-2 requires that film costs of production and acquisition are amortized using the individual film forecast method under which such costs are amortized for each film in the ratio of revenue earned

Corus

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2004
(thousands of Canadian dollars except per share amounts)

in the current period for such title to management’s estimate of the total revenue to be realized from all media and markets for that title. Management regularly reviews and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the investment in film asset to the estimated fair value amount. Results of operations in future years are dependent upon the amortization of film costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company’s financial results may fluctuate from period to period. If estimates of ultimate revenues change with respect to a film, causing reductions in fair values, the Company may be required to write down all or a portion of the related unamortized costs. The fair value of the film is determined using management’s estimates of future revenues and costs under a discounted cash flow approach and a write down equivalent to the amount by which the unamortized costs exceed the estimated fair value is recorded in operating, general and administrative expenses. During the third quarter, the Company reviewed, as required, future revenue projections or ultimates on a title by title basis, supporting the carrying value of its film in the Content division, and lowered its estimates of future revenue projections with reference to current and anticipated market conditions and foreign exchange rates resulting in the recognition of an $85.0 million write-down of film investments during the three months and nine months ended May 31, 2004. This write-down is included in operating, general and administrative expenses for the period.

11.	GUARANTEES

Generally, it is not the Company’s policy to issue guarantees to non-controlled affiliates or third parties, with limited exceptions.

Many of the Company’s agreements, specifically those related to acquisitions and dispositions of business assets, included indemnification provisions where the Company may be required to make payments to a vendor or purchaser for breach of fundamental representation and warranty terms in the agreements with respect to matters such as corporate status, title of assets, environmental issues, consents to transfer, employment matters, litigation, taxes payable and other potential material liabilities. The maximum potential amount of future payments that the Company could be required to make under these indemnification provisions is not reasonably quantifiable as certain indemnifications are not subject to a monetary limitation. At May 31, 2004, management believes there is only a remote possibility that the indemnification provisions would require any material cash payment.

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers as well as those of its subsidiaries as a group.

12.	PENDING TRANSACTION

On March 30, 2004, Corus and Astral Media Inc. announced their intention to exchange a number of radio assets in the province of Quebec, subject to regulatory approval. The transaction will bring Corus’ radio stations total to 53, with presence in nine of Canada’s top 10 markets and 15 radio stations in the province of Quebec. As this is a non-monetary transaction at fair value, there is no gain or loss anticipated on approval of this transaction.

Corus

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2004
(thousands of Canadian dollars except per share amounts)

13.	COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

Certain comparative consolidated amounts have been reclassified from those previously presented to conform to the presentation of the fiscal 2004 consolidated financial statements.

Corus